Filed by Johnson & Johnson
Pursuant to Rule 425 under the Securities Act of 1933

  Subject Company: Johnson & Johnson
     Commission File No. 001-03215

Johnson & Johnson Annual Meeting of Shareholders Transcript

On April 28, 2011, Johnson & Johnson held its Annual Meeting of Shareholders.  A replay of such meeting was made available on Johnson & Johnson’s website.  Accordingly, the following portions of the transcript of the meeting related to the proposed acquisition of Synthes, Inc. by Johnson & Johnson are being filed.

Additional Information and Where to Find It

Johnson & Johnson will file with the SEC a registration statement on Form S-4, in which a proxy statement will be included as a prospectus, and other documents in connection with the proposed acquisition of Synthes.  The proxy statement/prospectus will be sent to the stockholders of Synthes.  Before making any decision with respect to the proposed transaction, stockholders of Synthes are urged to read the proxy statement/prospectus and other relevant materials because these materials will contain important information about the proposed transaction. The registration statement and proxy statement/prospectus and other documents which will be filed by Johnson & Johnson with the SEC will be available free of charge at the SEC’s website, www.sec.gov, or by directing a request to Johnson & Johnson, One Johnson & Johnson Plaza, New Brunswick, NJ 08933, Attention: Investor Relations; or by directing a request to Synthes, Inc., c/o Synthes Gmbh, Glutz-Blotzheim-Strasse 3, 4500 Solothurn, Switzerland, Attention: Investor Relations.  Certain executive officers and directors of Synthes have interests in the proposed transaction that may differ from the interests of stockholders generally, including benefits conferred under retention, severance and change in control arrangements and continuation of director and officer insurance and indemnification.  This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of such securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of such jurisdiction.

(This communication contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995.  These statements are based on current expectations of future events.  If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results could vary materially from the expectations and projections of Johnson & Johnson and Synthes, Inc.  Risks and uncertainties include, but are not limited to, the satisfaction of closing conditions for the acquisition, including receipt of regulatory approvals for the transaction, receipt of approval by the shareholders of Synthes for the transaction, and the possibility that the transaction will not be completed, or if completed, will not be completed on a timely basis; general industry conditions and competition; economic factors, such as interest rate and currency exchange rate fluctuations; technological advances and patents attained by competitors; challenges inherent in new product development, including obtaining regulatory approvals; domestic and foreign health care reforms and governmental laws and regulations; trends toward health care cost containment; and increased scrutiny of the healthcare industry by government agencies.  In addition, if and when the transaction is consummated, there will be risks and uncertainties related to Johnson & Johnson’s ability to successfully integrate the products and employees of Johnson & Johnson and Synthes, as well as the ability to ensure continued performance or market growth of Synthes’ products. A further list and description of these risks, uncertainties and other factors and the general risks associated with the respective businesses of Johnson & Johnson and Synthes can be found in Exhibit 99 of Johnson & Johnson’s Annual Report on Form 10-K for the fiscal year ended January 2, 2011, and Synthes’ Annual Report 2010.  Copies of these filings, as well as subsequent filings, are available online at www.sec.gov, www.jnj.com, www.synthes.com or on request from Johnson & Johnson or Synthes.  Neither Johnson & Johnson nor Synthes undertakes to update any forward-looking statements as a result of new information or future events or developments.)

MR. WELDON:
Before we get to the formalities of the meeting, I would like to start with some breaking news and some very exciting news for our company and the millions of patients around the world. Yesterday, Johnson & Johnson announced that we have entered into a definitive agreement to acquire Synthes a premier global developer and manufacturer of orthopedic devices.  In a transaction valued at approximately $23.3 billion or a net acquisition cost of $19.3 billion based on the cash they have on hand.

Upon completion of the transition, Synthes and DePuy, the largest franchise in our Medical Devices and Diagnostic segment will together create the most innovative and comprehensive orthopedics business in the world.
This agreement exemplifies our continued willingness and ability to take advantage of significant opportunities when they arise.  It will enable us to better serve more patients and to enhance our long-term growth process.  It is consistent with our long-term strategy to strength our leadership position across important healthcare markets, in this case the $37 billion market, the global market for the orthopedics.
The global orthopedics market is undergoing dramatic change driven by a rapidly aging population in developing markets and growing demand in emerging markets and health care reform efforts around the world.
The combination of DePuy and Synthes would be positioned to succeed in this new environment.  DePuy and Synthes have highly complimentary products.  Together they would offer surgeons and patients an unparalleled breadth and depth of technology worldwide to meet their orthopedics needs well beyond what either company could have achieved separately.
DePuy, for example, is a leader in artificial hips and knees, by far the largest segment of the orthopedics market as well as sports medicine.  Synthes is a leader in several important market segments where DePuy has much less of a presence or no presence at all. Synthes is a world leader in the fast-growing trauma segment.  For example, products that are used to treat people who have suffered serious injuries such as those you would see after a bad car accident. It is estimated that between one and two million people a year die from trauma-related injuries worldwide.  So the opportunity to make a difference for patients is enormous, especially in the emerging markets.

Later on today, Alex Gorsky, who oversees our Medical Device and Diagnostics segment, will speak more about this combination.
The acquisition of Synthes would be the largest purchase in our history.  As such, it remains subject to regulatory approvals, approval of the Synthes stockholders, and other customary closing conditions.  For now, let me say to the men and women of Synthes we look forward to welcoming you into the Johnson & Johnson family of companies and for us doing great things together.
I would also like to thank all the people who have worked so hard on this.  It is something that came up very quickly, and there is a lot of people, both at Johnson & Johnson and Synthes, who worked, I can tell you, over the Easter weekend, had no holidays, to be able to bring this to fruition.   And I think we owe them a round of applause to thank them for their efforts.  (There is applause from the audience.)
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MR. GORSKY:
So while we’re very proud of the impact we’re having today, we still know that there’s still a lot of work left to do, both in terms of developing better treatments for many of the worlds most pressing health problems and in expanding our reach to a greater number of people around the world.  Our desire to serve more people with better treatments is really at the heart of our announcement earlier this week to combine Synthes and DePuy, a combination, as Bill said earlier, which would create the most innovative and comprehensive orthopedics company in the world.

Now, orthopedics is already a $37 billion a year global market, making it the largest segments within the overall medical devices and diagnostics industry.  We expect a number of factors to drive solid future growth in orthopedics, chief among them, a rapidly aging population.  In countries like Japan, Germany, Italy, for example, more than 20 percent of the population is already over the age of 65.
That percentage is rising rapidly in other developed nations, including the United States, where the first of approximately 77 million baby boomers - I’m one of them - began turning 65 this year at the astonishing rate of one person every eight seconds.  All told, it’s expected the number of people worldwide 65 and over will double between now and 2015.
So we feel confident that the orthopedics market is a great market to bet on for the long term.
Now, Synthes is a very well-run, highly respected company that had 2010 sales of nearly $3.7 billion.  It has generated an annual compound sales growth of approximately 15 percent over the past decade.  Synthes has a terrific portfolio of products at market today and a robust pipeline of promising new treatments to tackle the future.
As Bill mentioned, Synthes is the clear market leader in trauma, which is one of the fastest growing segments of the orthopedics market. The company is also a world leader in cranial maxillofacial products.  They’re used, for example, to help reconstruct the head and neck of patients who have had tumors removed from these areas.
Synthes has strong market positions in two additional markets as well: In products that treat diseases for deformities of the spine and in high precision power tools that are used in a variety of surgical settings.

The combination would also strengthen our global reach and relevance.  Synthes operates manufacturing facilities in the US, Europe, China, and its products are available in more than 90 different countries worldwide.
We’re especially excited about Synthes’ ability to strengthen us in emerging markets where trauma, unfortunately, ranks as the leading cause of both death and disability.  Equally as important, Synthes culture is highly compatible with ours.  Both of our companies share similar values, and we both work relentlessly to meet the needs of healthcare professionals and their patients.
So to sum it up, we believe the combination of DePuy with Synthes would create an unparalleled opportunity for long-term growth and medical innovation, well beyond what either company could achieve separately.